FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Official Notice dated June 26, 2003 regarding Repsol YPF, S.A.’s payment of a final gross dividend against the year 2002 of 0.16 Euros per share.

ITEM 1

OFFICIAL NOTICE

In accordance with the resolutions of the Company’s Annual General Meeting, Repsol YPF will pay a final gross dividend against the year 2002 of 0.16 Euros per share.

The above dividend will be transferred to the Depository, Bank of New York, on July 15th, 2003. Owners of records of ADSs at the closing of business of July 14th, 2003 will be entitled to receive such dividend when payable by the Bank of New York which is expected to be on July 25th, 2003.

Madrid, 26 June 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: June 27, 2003	By:	/s/ Carmelo de las Morenas

Name: Carmelo de las Morenas
Title: Chief Financial Officer